[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

October 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re: Upjohn Inc. Registration Statements on Form S-4 and Form 10

Ladies and Gentlemen:

We are acting as special outside counsel to Pfizer Inc. and its wholly owned subsidiary, Upjohn Inc. (“Newco”), in connection with a proposed business combination transaction between Newco and Mylan N.V. The principal transactions to effect the transaction include the following:

•

Separation. Pfizer will contribute its global, primarily off-patent branded and generic established medicines business to Newco, so that this business is separated from the remainder of Pfizer’s businesses (the “Separation”).

•	Distribution. Following the Separation, Pfizer will distribute to its stockholders all of the issued and outstanding shares of Newco common stock held by Pfizer (the “Distribution”).

•

Combination. Immediately following the Distribution, Newco and Mylan will engage in a strategic business combination transaction in which Mylan shareholders will receive shares of Newco common stock (the “Combination”).

Newco is filing two registration statements in connection with the transactions:

•

a registration statement on Form 10 to register the shares of Newco common stock under Section 12(g) of the U.S. Securities and Exchange Act of 1934, as amended, in connection with the Distribution; and

•	a registration statement on Form S-4 to register the shares of Newco common stock under the U.S. Securities Act of 1933, as amended, in connection with the Combination.

The Form 10 registration statement contains a preliminary information statement to be used in connection with the distribution of Newco common stock to the Pfizer stockholders, and the Form S-4 registration statement contains a preliminary proxy statement/prospectus to be used in connection with the Mylan shareholder meeting to approve the Combination.

If you have any questions regarding the registration statements, please contact David K. Lam at (212) 403-1394 or dklam@wlrk.com or Gordon S. Moodie at (212) 403-1180 or gsmoodie@wlrk.com.

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Very truly yours,

/s/ David K. Lam

cc:	Doug Lankler (Pfizer Inc.)

Bryan Supran (Pfizer Inc.)